MMTec, Inc.

c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza,

18 Xiaguangli, Chaoyang District, Beijing, 100027, PRC

July 17, 2020

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Attn: Matthew Derby, Staff Attorney

Re:	Request for Acceleration
MMTec, Inc. - Registration Statement on Form F-3
Filed July 7, 2020
File No. 333-239731

Dear Mr. Debry,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), MMTec, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-3 (File No. 333-239731) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on July 21, 2020 or as soon thereafter as practicable.

Very truly yours,

MMTec, Inc.

/s/ Xiangdong Wen
Name: Xiangdong Wen
Title: Chief Executive Officer